November 21, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 134/135 to the Registration Statement of the Registrant (the “Amendment”) relating to the DFA World ex U.S. Government Fixed Income Portfolio, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 7, 2011, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please confirm that the Portfolio will not experience “Acquired Fund Fees and Expenses” and that the description of the Fee Waiver and Expense Assumption Agreement states all the applicable exclusions to the expense cap arrangement.

Response.  The Portfolio does not currently expect to experience “Acquired Fund Fees and Expenses.”  Also, the description of the fee waiver arrangement for the Portfolio describes all the applicable exclusions to the expense cap.

2.           Comment.  The 80% policy for the Portfolio states that the policy is a non-fundamental policy.  The use of the term “non-fundamental” might be confusing to investors and should be replaced.

Response.  The Registrant does not believe that deleting the term “non-fundamental” is necessary.  The Registrant believes that the potential investors in the Portfolio are sophisticated investors who will not be confused or misled by the term “non-fundamental.”  The use of the term “non-fundamental” has consistently been used in the 80% policies of the existing portfolios of the Registrant from the time Rule 35d-1 under the 1940 Act was adopted.

U.S. Securities and Exchange Commission
November 21, 2011

3.           Comment.  Please add disclosure to the “Principal Investment Strategies” section of the Prospectus that explains the security selection process for the Portfolio.

Response.  The requested disclosure has been added.

4.           Comment.  The disclosure in the “Principal Investment Strategies” section of the Prospectus states that most investments will be made in obligations of issuers which are in developed countries, such as those countries that are members of the OECD.  Are all the members of the OECD developed countries?

Response.  The disclosure has been revised to remove the reference to the OECD.

5.           Comment.  The disclosure in the “Principal Investment Strategies” section of the Prospectus states that the Portfolio may invest in certain short-term investments and money market funds for cash management purposes.  Are these investments a principal investment strategy of the Portfolio?  If they are not, the disclosure should be removed from the summary section of the Prospectus.

Response. None of the referenced investments is a principal investment strategy.  Disclosure about these investments has been moved to the section in the prospectus titled “Additional Information on Investment Objective and Policies.”  .

6.           Comment.  Will the Portfolio be investing in high yield securities?  If so, please provide disclosure of this fact and include the proper risk disclosure.

Response.  The Portfolio does not expect to invest in securities that at the time of purchase are rated below investment grade.

7.           Comment.  Would it be appropriate to include disclosure in the Prospectus that discusses the instability in the eurozone?

Response.  The Portfolio had determined that it would be appropriate to add more disclosure regarding the risks of investing to foreign government debt generally..

8.           Comment.  In the “Purchase and Redemption of Fund Shares” section of the summary, please include the investment minimum for the Portfolio.

Response.  The Portfolio does not have a minimum investment amount.

9.           Comment.  Please confirm that the Portfolio’s investment objective is fundamental.

Response.  The Portfolio’s investment objective is fundamental.

10.           Comment.  The investment limitation concerning commodities discusses limitations regarding physical commodities.  The investment limitation should be revised to

U.S. Securities and Exchange Commission
November 21, 2011

disclose more broadly the Portfolio’s restrictions with respect to investment in commodities generally.

Response.  The Registrant believes that its current investment limitation that discusses restrictions on investments in physical commodities, currencies and futures and options thereon meets the requirements of Section 8 of the 1940 Act to recite the Portfolio’s policy with respect to investment in commodities. The Registrant believes that its limitation discusses the investments generally defined as actual commodities and notes that this limitation is similar to the limitation on investment in commodities utilized by other mutual funds in the industry. In addition, the Portfolio’s investment limitation is identical to the investment limitation presented in a proxy statement and approved by shareholders for 89 series in the Dimensional Funds Complex at shareholder meetings held in June 2009. The commodities limitation was one of several investment limitations contained in a complex wide proxy statement, which was reviewed by the Staff of the SEC. The investment limitations presented in the proxy statement were submitted for approval by shareholders in order to provide standardized investment limitations across all series of the complex and, therefore, the Registrant adopted the current language of the standardized investment limitation for commodities for the Portfolio, which the Registrant believes is appropriate.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.